UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35893 / January 13, 2026

In the Matter of	:
	:
THE CHARLES SCHWAB FAMILY OF FUNDS	:
SCHWAB CAPITAL TRUST	:
SCHWAB INVESTMENTS	:
SCHWAB STRATEGIC TRUST	:
LAUDUS TRUST	:
CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.	:
	:
211 Main Street	:
San Francisco, CA 94105	:
	:
(812-15589)	:
	:

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940

The Charles Schwab Family of Funds, Schwab Capital Trust, Schwab Investments, Schwab Strategic Trust, Laudus Trust, and Charles Schwab Investment Management, Inc. filed an application on June 17, 2024 and amendments to the application on April 14, 2025, June 6, 2025, and October 2, 2025 requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, which would provide the relief necessary for an open-end management investment company (or series thereof) registered under the Act ("Fund") to offer one class of exchange-traded shares that operates as an exchange-traded fund (an "ETF Class") and one or more classes of shares that are not exchange-traded (each such class, a "Mutual Fund Class").

The order would provide Funds with two broad categories of relief: 1) the relief necessary to permit standard exchange-traded fund operations consistent with rule 6c-11 under the Act and 2) the relief necessary for a Fund to offer an ETF Class and one or more Mutual Fund Classes.

On December 17, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35834). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of The Charles Schwab Family of Funds, et al. (File No. 812-15589),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.